CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. STEP Income Securities® Linked to the Common Stock of Schlumberger Limited due June 7, 2013	$13,277,600	$1,521.61

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

1,327,760 Units	Pricing Date	May 24, 2012
$10 principal amount per unit	Settlement Date	June 1, 2012
CUSIP No. 40433M823	Maturity Date	June 7, 2013

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited

▪	Maturity of approximately one year and one week

▪	Interest payable quarterly at the rate of 8.50% per annum

▪	A payment of $1.15 per unit if the Underlying Stock increases to or above 108.50% of the Starting Value

▪	1-to-1 downside exposure to decreases in the Underlying Stock , with up to 100% of the Original Offering Price at risk

▪	All payments on the notes subject to the credit risk of HSBC USA Inc.

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement STEPS-2.

_________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

 _________________________

	Per Unit	Total
Public offering price(1)(2)	$ 10.000	$ 13,277,600
Underwriting discount(2)	$ 0.175	$ 232,358
Proceeds, before expenses, to HSBC	$ 9.825	$ 13,045,242

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2)	See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May 24, 2012

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Summary

The STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide quarterly interest payments. Additionally, if the Ending Value is at or above the Step Level, the notes will also provide a payment of $1.15 per unit at maturity. If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of your notes, and may be as low as zero.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement STEPS-2 dated March 27, 2012:

http://www.sec.gov/Archives/edgar/data/83246/000114420412017453/v307214_424b2.htm

▪	Prospectus supplement dated March 22, 2012:

http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▪	Prospectus dated March 22, 2012:

http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEPS-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:
Original Offering Price:	$10 per unit
Term:	Approximately one year and one week
Underlying Stock:	Common stock of Schlumberger Limited (the “Underlying Company”) (NYSE symbol: SLB)
Starting Value:	65.89 (the Volume Weighted Average Price on the pricing date)
Volume Weighted Average Price:	The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.
Ending Value:	The Closing Market Price of the Underlying Stock on the Valuation Date, multiplied by the Price Multiplier. The Valuation Date is subject to postponement in the event of Market Disruption Events, as described on page S-19 of product supplement STEPS-2.
Valuation Date:	May 31, 2013
Interest Rate:	8.50% per year
Interest Payment Dates:	Quarterly, on September 7, 2012, December 7, 2012, March 7, 2013 and the maturity date
Step Payment:	$1.15 per unit, which represents a return of 11.50% of the Original Offering Price.
Step Level:	71.49 (108.50% of the Starting Value, rounded to two decimal places)
Threshold Value:	100% of the Starting Value
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page S-22 of product supplement STEPS-2.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC USA Inc., acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

STEP Income Securities®	TS-2

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪ You anticipate that the Ending Value will be greater than or equal to the Step Level.

▪  You seek interest payments on your investment.

▪  You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪  You accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪  You are willing to forego dividends or other benefits of owning shares of the Underlying Stock.

▪  You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

▪ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪  You anticipate that the Ending Value will be less than the Step Level.

▪  You anticipate that the price of the Underlying Stock will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

▪  You seek 100% return of principal at maturity.

▪  In addition to interest payments, you seek an additional guaranteed return above the principal amount.

▪  You seek to receive dividends or other distributions paid on the Underlying Stock.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Level, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value and Threshold Value of 100.00;

2)	a Step Level of 108.50;

3)	the Step Payment of $1.15 per unit;

4)	the term of the notes from June 1, 2012 to June 7, 2013; and

5)	an interest rate of 8.50% per year.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 65.89, which was the Volume Weighted Average Price of the Underlying Stock on the pricing date. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115.00 (115% of the Starting Value)

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $1.15 per unit. The Redemption Amount per unit on the maturity date will therefore be equal to $11.15 per unit ($10.00 plus the Step Payment of $1.15 per unit).

Example 2

The Ending Value is 105.00 (105% of the Starting Value)

The Ending Value is greater than the Starting Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.00.

Example 3

The Ending Value is 80.00 (80% of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the price of the Underlying Stock. The Redemption Amount per unit will equal:

On the maturity date, you will receive the Redemption Amount per unit of $8.00.

STEP Income Securities®	TS-3

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3

	The Ending Value is greater than or equal to the Step Level	The Ending Value is less than the Step Level but greater than or equal to the Threshold Value	The Ending Value is less than the Threshold Value

Starting Value	100.00	100.00	100.00

Ending Value	115.00	105.00	80.00

Step Level	108.50	108.50	108.50

Threshold Value	100.00	100.00	100.00

Interest Rate (per annum)	8.50%	8.50%	8.50%

Step Payment	11.50%	0.00%	0.00%

Redemption Amount per Unit	$11.15	$10.00	$8.00

Total Return of the Underlying Stock (1)	16.70%	6.70%	-18.30%

Total Return on the Notes (2)	20.14%	8.64%	-11.36%

(1)	The total return of the Underlying Stock assumes:

(a)	the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;

(b)	a constant dividend yield of 1.67% per annum; and

(c)	no transaction fees or expenses.

(2)	The total return on the notes includes interest paid on the notes from June 1, 2012 to June 7, 2013.

STEP Income Securities®	TS-4

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Stock. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk.

▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.

▪	Your return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any.

▪	Your investment return may be less than a comparable investment directly in the Underlying Stock.

▪	You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock.

▪	Commissions, fees and hedging costs as described on page TS-7 may affect the price at which you will be able to sell the notes in secondary market transactions.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The Redemption Amount will not reflect changes in the value of the Underlying Stock prior to the Valuation Date.

▪	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Purchases and sales by us, MLPF&S and our respective affiliates of the Underlying Stock may affect your return.

▪	Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

▪	Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

▪	The notes are not insured by any governmental agency of the United States or any other jurisdiction.

▪	You will have no rights as a holder of the Underlying Stock, you will have no rights to receive shares of the Underlying Stock, and you will not be entitled to dividends or other distributions by the Underlying Company.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments” beginning on page S-22 of product supplement STEPS-2.

▪	We and MLPF&S do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪	Our business activities and those of MLPF&S relating to the Underlying Company may create conflicts of interest with you.

▪	The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement STEPS-2.

STEP Income Securities®	TS-5

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We have not independently verified the accuracy or completeness of the following information. Schlumberger Limited is an oil services company. The company, through its subsidiaries, provides a wide range of services, including technology, project management and information solutions to the international petroleum industry.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 87347 and file number 001-04601.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. The Underlying Company will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange under the symbol “SLB.”

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2007 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

		High ($)	Low ($)
2007	First Quarter	70.67	56.52
	Second Quarter	89.20	70.82
	Third Quarter	107.27	85.84
	Fourth Quarter	112.09	89.17

2008	First Quarter	102.31	74.86
	Second Quarter	108.42	89.24
	Third Quarter	109.86	73.75
	Fourth Quarter	76.87	37.74

2009	First Quarter	47.60	35.19
	Second Quarter	62.18	41.10
	Third Quarter	62.41	49.20
	Fourth Quarter	70.76	56.83

2010	First Quarter	71.29	60.76
	Second Quarter	73.15	51.75
	Third Quarter	63.26	53.33
	Fourth Quarter	83.63	61.20

2011	First Quarter	95.04	80.53
	Second Quarter	93.70	80.64
	Third Quarter	94.70	59.73
	Fourth Quarter	77.15	57.72

2012	First Quarter	80.00	67.64
	Second Quarter (through the pricing date)	75.13	64.06

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

STEP Income Securities®	TS-6

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks competitive terms from third parties, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-8 and “Use of Proceeds” on page S-17 in product supplement STEPS-2.

STEP Income Securities®	TS-7

STEP Income Securities® Linked to the Common Stock of Schlumberger Limited, due June 7, 2013

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as income-bearing pre-paid forward or executory contracts linked to the Underlying Stock.

▪	Under this characterization and tax treatment of the notes, we intend to take the position that the stated interest payments constitute taxable ordinary income to a U.S. Holder (as defined on page S-35 of product supplement STEPS-2) at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity (other than with respect to amounts representing accrued stated periodic interest payments), a U.S. Holder generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

▪	Because the U.S. federal income tax treatment (including the applicability of withholding) of the stated periodic interest payments on the notes is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of stated periodic interest payments made to Non-U.S. Holders (as defined in product supplement STEPS-2). We will not pay any additional amounts in respect of such withholding.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement STEPS-2.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

“STEP Income Securities®” and “STEPS®” are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

STEP Income Securities®	TS-8